Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8513

WRITER’S EMAIL

william.ho@morganlewis.com

June 12, 2024

Confidential

Mr. Frank Knapp

Ms. Jennifer Monick

Mr. Ruairi Regan

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reitar Logtech Holdings Limited (CIK No. 0001951229)
Registration Statement on Form F-1 (File No. 333-278295)

Dear Mr. Knapp, Ms. Monick, Mr. Regan and Ms. Mills-Apenteng:

On behalf of our client, Reitar Logtech Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 10, 2024 on the Company’s amendment No. 2 to the registration statement on Form F-1 initially filed on June 4, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 3 (“Amendment No. 3”) to the Registration Statement via EDGAR to the Commission.

The Company respectfully advises the Staff that, subject to market conditions, it plans to commence the road show for the proposed offering on or about June 12, 2024. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*  China-Appointed Attesting Officer
#  Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Index to Consolidated Financial Statements, page F-1

1.	We note the audited financial statements of Reitar Logtech Holdings Limited are older than 12 months. Please update your financial statements and related disclosure pursuant to Item 4.a. of Form F-1 and Item 8.A.4 of Form 20-F or, if applicable, provide the appropriate representations required by Instruction 2 to Item 8.A.4 of Form 20-F in an exhibit to the filing.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page II-3 of the Amendment No.3.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8513 or via e-mail at william.ho@morganlewis.com or Ms. Louise L. Liu at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ William Ho
William Ho
Partner

cc:	Kin Chung Chan, Chairman and Chief Executive Officer, Reitar Logtech Holdings Limited

Ka Chai Ng, Chief Financial Officer, Reitar Logtech Holdings Limited

Louise L. Liu, Esq., Partner, Morgan, Lewis & Bockius

Ross David Carmel, Esq., Partner, Sichenzia Ross Ference Carmel LLP